SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 1)*

                   LADENBURG THALMANN FINANCIAL SERVICES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   50575Q 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Richard C. Pfenniger, Jr.
                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                            Telephone: (305) 575-4000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)



                                 August 31, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 2 of 13 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Phillip Frost, M.D.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |X|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                          |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    7,901,241 Shares - See Item 5
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      -0-
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    7,901,241 Shares - See Item 5
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,901,241 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 3 of 13 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Frost-Nevada, Limited Partnership
          IRS I.D. #59-2749083
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |X|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                         |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    7,901,241 Shares - See Item 5
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      -0-
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     7,901,241 Shares - See Item 5
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,901,241 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 4 of 13 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Frost-Nevada Corporation
          IRS I.D. #59-274-9057
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) |X|
                                                                    (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                        |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    7,901,241 Shares - See Item 5
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      -0-
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                    7,901,241 Shares - See Item 5
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,901,241 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 5 of 13 Pages
-------------------------------                   -----------------------------


                  This Amendment No. 1 restates in its entirety the Schedule 13D (the "Schedule 13D") filed by Phillip Frost, M.D. ("Dr. Frost"), Frost-Nevada, Limited Partnership (the "Partnership") and Frost-Nevada Corporation (the "Corporation" and, together with Dr. Frost and the Partnership, collectively referred to as the "Reporting Persons") with respect to ownership of the Common Stock, par value $0.0001 per share, of Ladenburg Thalmann Financial Services Inc., a Florida corporation ("Issuer").

                  The percentage of beneficial ownership reflected in this Amendment No. 1 is based upon 42,025,211 shares of Common Stock outstanding on August 31, 2001, based upon information known to the Reporting Persons, and assumes the conversion of the Frost Note and Frost Warrant (described in Item 4(a) below).

Item 1.           Securities and Issuer

                  The class of equity securities to which this statement relates is the Common Stock, par value $0.0001 per share, of the Issuer, a Florida corporation, whose principal executive offices are located at 590 Madison Avenue, New York, New York 10022.

Item 2.           Identity and Background

                  Dr. Frost's principal business occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which, through its subsidiaries, is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's business address is c/o IVAX Corporation, 4400 Biscayne Boulevard, Miami, Florida 33137 and Dr. Frost is a citizen of the United States. Dr. Frost is also a director of the Issuer. Dr. Frost became a director of the Issuer as a result of a stock purchase agreement consummated on May 7, 2001 (described in Item 6 below).

                  The Partnership is a limited partnership organized and existing under the laws of the State of Nevada. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. The business address of the Partnership is 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The Corporation is the sole general partner and Dr. Frost is the sole limited partner.

                  The Corporation is a corporation organized and existing under the laws of the State of Nevada. The principal business of the Corporation is acting as the general partner of the Partnership. The principal business address of the Corporation is 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. Dr. Frost is the sole shareholder of the Corporation. David H. Moskowitz is the sole director and officer of the Corporation. Mr. Moskowitz' present principal occupation is as an attorney with the law firm of David H. Moskowitz & Associates. Mr. Moskowitz' principal business address is 1890 Rose Cottage Lane, Malvern, Pennsylvania 19355 and Mr. Moskowitz is a citizen of the United States.

                  To the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor Mr. Moskowitz has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  To the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor Mr. Moskowitz has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 6 of 13 Pages
-------------------------------                   -----------------------------


Item 3.           Source and Amount of Funds or Other Consideration

                  The aggregate purchase price of the 550,000 shares of Common Stock of the Issuer, the $10,000,000 principal amount of the Frost Note (as defined below) and the $1,000,000 principal amount of the Promissory Note (as defined below) purchased by the Partnership reported upon in this Schedule 13D under Item 5(c) below was $11,550,000. The aggregate purchase price of the 28,300 shares of Common Stock of the Issuer purchased by Dr. Frost reported upon in this Schedule 13D under Item 5(c) below was $39,804.85. The source of funds used by the Partnership and Dr. Frost in making these purchases were working capital and personal funds, respectively. No portion of the consideration used by the Partnership nor Dr. Frost in making the purchases reported upon in this
Schedule 13D was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities of the Issuer. The Corporation did not directly acquire any of the Common Stock reported upon in this Schedule 13D and is only being reported in this Schedule 13D for its beneficial ownership in the Partnership's interest.

Item 4.           Purpose of Transactions

                  The Reporting Persons acquired the securities reported upon in this Schedule 13D under Item 5(c) below for investment purposes and in the ordinary course of business. The Reporting Persons intend to monitor their investment in these securities on a continuing basis. The Reporting Persons may undertake one or more of the actions set forth below.

                  (a) Each of the Reporting Persons may acquire additional securities from time to time (subject to the availability of the Issuer's securities at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of their securities in the open market or in privately negotiated transactions or otherwise depending upon the course of action that the Reporting Persons or the Issuer pursue, market conditions or other factors.

                  The Partnership holds a $10,000,000 8-1/2% senior convertible promissory note due December 31, 2005 ("Frost Note") of the Issuer. The Frost
Note is convertible at the holder's option, in whole or in part, at any time, into that number of shares of Common Stock determined by dividing the principal and interest to be converted by the "conversion price." The "conversion price" is $1.5390594 and is subject to anti-dilution adjustment for stock splits, dividends and similar events. The conversion price is also subject to adjustment on or about May 7, 2003 pending a final resolution of all pre-closing litigation adjustments (as described more fully in Item 6(c) below) from a Stock Purchase Agreement, dated February 8, 2001, as amended ("Ladenburg Purchase Agreement"), among the Issuer, New Valley Corporation ("New Valley"), New Valley Capital Corporation ("NVCC"), Berliner Effektengesellschaft AG ("Berliner") and Ladenburg, Thalmann & Co. Inc., a wholly owned subsidiary of the Issuer ("Ladenburg"). Additionally, if, during any period of 20 consecutive trading days, the closing sale price of the Issuer's Common Stock is at least $8.00, the principal and all accrued interest on the Frost Note will be automatically converted into shares of Common Stock at the conversion price then in effect.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 7 of 13 Pages
-------------------------------                   -----------------------------

                  On May 7, 2001, Dr. Frost was granted an option by the Issuer to purchase 20,000 shares of the Issuer's Common Stock at an exercise price of $3.05 per share. The option vests in full on the first anniversary of the date of grant and expires on May 7, 2011.

                  On August 31, 2001, the Partnership loaned the Issuer $1,000,000, evidenced by a promissory note ("Promissory Note"). As consideration for the loan, the Issuer issued to the Partnership a five-year, immediately exercisable warrant ("Frost Warrant") to purchase 100,000 shares of the Issuer's Common Stock at an exercise price of $1.00 per share.

                  Other than the rights described above and except that Dr. Frost in the future may be issued options to purchase additional shares of the Issuer's Common Stock under the Issuer's 1999 Performance Equity Plan for serving as a non-employee director of the Issuer, none of the Reporting Persons has any agreements to acquire any additional Common Stock at this time.

                  (b) In connection with the acquisition by the Partnership of the Frost Note, the Issuer entered into the Ladenburg Purchase Agreement pursuant to which the Issuer increased the size of its board of directors from seven members to nine members and agreed to hold an annual meeting of shareholders at which a new slate of directors was to be elected. Of the nine nominees for election, three nominees were already members of the Issuer's board of directors and six nominees were designated by New Valley. Dr. Frost was one of the nominees designated by New Valley. Pursuant to a Proxy and Voting Agreement, dated as of February 8, 2001, among New Valley, NVCC, Berliner and certain shareholders of the Issuer, several of the Issuer's present and former officers, directors and key employees agreed to vote a total of 12,426,939 shares owned by them in favor of the nine nominees. On May 7, 2001, the Issuer held its annual meeting and the nine nominees, including Dr. Frost, were elected to the Issuer's board of directors.

                  As a director of the Issuer, Dr. Frost is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's board of directors. Notwithstanding the foregoing, except as discussed above and in the ordinary course as director of the Issuer, neither the Reporting Persons nor David Moskowitz has any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer' s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

                  (a) - (b) Each of the Reporting Persons is the beneficial owner of 7,901,241 shares of Common Stock of the Issuer. This amount represents

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 8 of 13 Pages
-------------------------------                   -----------------------------


(i) 653,766 shares of Common Stock held by Dr. Frost, (ii) 650,000 shares of Common Stock held by the Partnership, (iii) 6,497,475 shares of Common Stock issuable upon conversion of the principal amount of the Frost Note held by the Partnership and (iv) 100,000 shares of Common Stock issuable upon exercise of the Frost Warrant held by the Partnership. The above beneficial ownership excludes options for 20,000 shares of Common Stock held by Dr. Frost that will not become exercisable within 60 days from the filing of this Schedule 13D. Each of the Reporting Persons is the beneficial owner of 16.3% of the Issuer's Common Stock.

                  Since the interest that accrues on the Frost Note is also convertible into shares of Common Stock and is payable quarterly, the exact number of shares of Common Stock into which the Frost Note can be converted changes on a daily basis. For purposes of presentation, the number of shares of Common Stock into which the Frost Note is converted is stated at 6,497,475, which excludes the shares into which the accrued but unpaid interest is convertible.

                    The securities discussed above are owned of record by one or more of such Reporting Persons. As the sole shareholder of the Corporation, the general partner of the Partnership, and the sole limited partnership of the Partnership, Dr. Frost may be deemed the beneficial owner of all shares owned by the Partnership by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the Partnership. As the general partner of the Partnership, the Corporation may be deemed the beneficial owner of all shares owned by the Partnership by virtue of its power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the Partnership. David Moskowitz, the Corporation's sole director and officer, does not own any shares of the Common Stock of the Issuer. Record ownership of the shares held by the Reporting Persons may be transferred from time to time among any or all of the Reporting Persons. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by any other Reporting Person. Except as described herein, none of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.

                  (c) The Partnership entered into a Loan Agreement, dated as of February 8, 2001, as amended (the "Loan Agreement"), with the Issuer pursuant to which the Partnership loaned the Issuer $10,000,000 to be used as partial consideration for the acquisition of the outstanding common stock of Ladenburg ("Ladenburg Stock") pursuant to the Ladenburg Purchase Agreement. The loan is evidenced by the Frost Note and is secured by a pledge of the Ladenburg Stock pursuant to a Pledge and Security Agreement, dated as of May 7, 2001 ("Pledge and Security Agreement"), among the Issuer, NVCC, Berliner, the Partnership and U.S. Bank Trust National Association. The Frost Note is convertible at the holder's option, in whole or in part, at any time, into that number of shares of Common Stock determined by dividing the principal and interest to be converted by the "conversion price." The "conversion price" was initially $2.00 and is subject to anti-dilution adjustment for stock splits, dividends and similar events. The conversion price was also subject to adjustment based on the changes in the total stockholder equities of the Issuer and Ladenburg through April 2001 ("Adjustment Provision"). Additionally, if, during any period of 20 consecutive trading days, the closing sale price of the Issuer's Common Stock is at least $8.00, the principal and all accrued interest on the Frost Note will be automatically converted into shares of Common Stock at the conversion price then in effect.

                  On August 31, 2001, pursuant to the Adjustment Provision, the conversion price of the Frost Note was decreased from $2.00 to $1.5390594. Additionally, on the same date, the Partnership entered into a second amendment

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 9 of 13 Pages
-------------------------------                   -----------------------------

to the Loan Agreement ("Second Amendment"). Pursuant to the Second Amendment, the conversion price of the Frost Note may be further decreased on or about May 7, 2003 pending a final resolution of all pre-closing litigation adjustments from the Ladenburg Purchase Agreement as is more fully set forth in the Second Amendment.

                  In connection with the Ladenburg Purchase Agreement, on February 8, 2001, the Partnership entered into several separate stock purchase agreements ("Stock Purchase Agreements") with certain of the Issuer's former and present directors, officers and key employees pursuant to which the Partnership purchased an aggregate of 550,000 shares of the issuer's Common Stock for an aggregate purchase price of $550,000 or $1.00 per share.

                  The Loan Agreement, Pledge and Security Agreement and the Stock Purchase Agreements were all consummated on May 7, 2001. On the same date, Dr. Frost was granted an option by the Issuer to purchase 20,000 shares of the Issuer's Common Stock at an exercise price of $3.05 per share in consideration of his becoming a director of the Issuer. The option vests in full on the first anniversary of the date of grant and expires on May 7, 2011.

                  On May 9, 2001, Dr. Frost purchased 800 shares of the Issuer's Common Stock in the open market at a price per share of $3.05. On June 12, 2001, Dr. Frost purchased 1,000 shares of the Issuer's Common Stock in the open market at a price per share of $2.48. On August 2, 2001, Dr. Frost purchased 5,000 shares of the Issuer's Common Stock in the open market at a price per share of $1.78. On August 27, 2001, Dr. Frost purchased 21,500 shares of the Issuer's Common Stock in the open market at a price per share of $1.20.

                  The Second Amendment was consummated on August 31, 2001. On the same date, the Partnership loaned the Issuer $1,000,000, as evidenced by the Promissory Note. As consideration for the loan, the Issuer issued the Partnership the Frost Warrant to purchase 100,000 shares of the Issuer's Common Stock at an exercise price of $1.00 per share. The Frost Warrant is immediately exercisable and expires on August 30, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  On May 7, 2001, the Partnership consummated the Loan Agreement, Pledge and Security Agreement and the Stock Purchase Agreements described in Item 5(c) above. On the same date, Dr. Frost entered into a Stock Option Agreement to reflect the stock option grant described in Item 5(c) above.

                  On August 31, 2001, the Partnership consummated the Second Amendment described in Item 5(c) above. On the same date, the Partnership loaned the Issuer $1,000,000 in exchange for the Issuer issuing the Partnership the Frost Warrant described above in Item 5(c).

                  On February 8, 2001, Partnership entered into an Investor Rights Agreement ("Investor Rights Agreement") with the Issuer, New Valley, NVCC, Berliner and certain shareholders of the Issuer. On August 31, 2001, the Partnership entered into a letter amendment ("IRA Amendment" and together with the Investor Rights Agreement, collectively referred to as the "IRA") to the Investor Rights Agreement. Pursuant to the IRA, the Issuer has agreed to file and have declared effective, as soon as practicable after August 31, 2001, a registration statement ("Registration Statement") under the Securities Act of 1933, as amended, with the Securities and Exchange Commission registering for

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 10 of 13 Pages
-------------------------------                   -----------------------------

resale, among other things, the shares of Common Stock underlying the Frost Note and the Frost Warrant. In connection with these registration rights, the Issuer agreed to indemnify the Partnership and the other selling shareholders against losses resulting from violations of the securities laws. The Partnership has also agreed that, upon a firm commitment underwriting of the Issuer's Common Stock, and on the request of the managing underwriter, it will not sell, assign, transfer or pledge any shares of Common Stock for a period of at least 180 days from the date the Registration Statement becomes effective.

                  The Investor Rights Agreement also provides that if New Valley proposes to transfer more than 5% of the Issuer's Common Stock to any person not a party to the agreement, it must generally give written notice to the Partnership and certain other individuals and permit them to join in the proposed sale pro rata with respect to the shares of Common Stock owned by them. Additionally, until December 31, 2005, if the Partnership proposes to sell, transfer or otherwise dispose of any portion of the Frost Note or the underlying Common Stock, the Partnership must give New Valley at least one business day's prior written notice of such sale or transfer. New Valley will have the right to purchase any or all of such shares proposed to be sold or transferred on the proposed terms.

Item 7.           Material to be Filed as Exhibits

         1.       Joint Filing Agreement

         2. Loan Agreement, dated as of February 8, 2001, as amended, between the Issuer and Frost-Nevada.*

         3. Amendment No. 2 to Loan Agreement, dated as of August 31, 2001, between the Issuer and Frost-Nevada (incorporated by reference from Exhibit 10.1 of the Issuer's Current Report on Form 8-K/A dated February 8, 2001 and filed with the SEC on September 10, 2001).

         4. Pledge and Security Agreement, dated as of May 7, 2001, between the Issuer, LTGI, Berliner, Frost-Nevada and U.S. Bank Trust National Association.*

         5. Stock Purchase Agreement, dated as of February 8, 2001, by and between The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96, Richard J. Rosenstock and Frost-Nevada.*

         6. Stock Purchase Agreement, dated as of February 8, 2001, by and between The Vincent A. Mangone Revocable Living Trust Dated 11/5/96, Vincent A. Mangone and Frost-Nevada.*

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 11 of 13 Pages
-------------------------------                   -----------------------------

         7. Stock Purchase Agreement, dated as of February 8, 2001, by and between Mark Zeitchick and Frost-Nevada.*

         8. Stock Purchase Agreement, dated as of February 8, 2001, by and between The David Thalheim Revocable Living Trust Dated 3/5/96, David Thalheim and Frost-Nevada.*

         9. Investor Rights Agreement, dated as of February 8, 2001, as amended, among the Issuer, New Valley, NVCC, Berliner, Frost-Nevada and the Principals.*

         10. Letter Amendment to the Investor Rights Agreement, dated as of February 8, 2001, among the Issuer, New Valley NVCC, Berliner, Frost-Nevada and the Principals (incorporated by reference from Exhibit 10.7 of the Issuer's Current Report on Form 8-K/A dated February 8, 2001 and filed with the SEC on September 10, 2001).

         11. Stock Option Agreement, dated as of May 7, 2001, between the Issuer and Dr. Frost.*

         12. Form of Promissory Note, dated August 31, 2001, issued to Frost-Nevada by the Issuer (incorporated by reference from Exhibit 4.4 of the Issuer's Current Report on Form 8- K/A dated February 8, 2001 and filed with the SEC on September 10,
                  2001).

         13. Form of Warrant, dated August 31, 2001, issued to the Partnership by the Issuer (incorporated by reference from Exhibit 10.6 of the Issuer's Current Report on Form 8-K/A dated February 8, 2001 and filed with the SEC on September 10,
                  2001).

----------
* Previously filed with Schedule 13D filed on June 7, 2001.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 12 of 13 Pages
-------------------------------                   -----------------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 10, 2001

                                /s/ Phillip Frost
                                -----------------------------------------
                                Phillip Frost, M.D.


                                 FROST-NEVADA, LIMITED PARTNERSHIP
                         By:     Frost-Nevada Corporation, General Partner


                         By:      /s/ David Moskowitz
                                 ----------------------------------------------
                                 David Moskowitz, President


                                 FROST-NEVADA CORPORATION


                         By:      /s/ David Moskowitz
                                 ----------------------------------------------
                                  David Moskowitz, President

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 13 of 13 Pages
-------------------------------                   -----------------------------



                                                                      EXHIBIT 1


                             JOINT FILING AGREEMENT


         AGREEMENT dated as of September 10, 2001, among Phillip Frost, M.D., Frost- Nevada, Limited Partnership and Frost-Nevada Corporation (collectively, the "Parties").

         Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, par value $0.0001 per share, of Ladenburg Thalmann Financial Services Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

         Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                                /s/ Phillip Frost
                                -----------------------------------------
                                Phillip Frost, M.D.


                                 FROST-NEVADA, LIMITED PARTNERSHIP
                         By:     Frost-Nevada Corporation, General Partner


                         By:      /s/ David Moskowitz
                                 ----------------------------------------------
                                 David Moskowitz, President


                                 FROST-NEVADA CORPORATION


                         By:      /s/ David Moskowitz
                                 ----------------------------------------------
                                  David Moskowitz, President